May 30, 2014

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Schedule 14A filed by SP Bancorp, Inc.
Preliminary Proxy Materials (Commission File No. 001-34933)

Ladies and Gentleman:

Pursuant to the provisions of Regulation 14A of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), please find enclosed for filing on behalf of SP Bancorp, Inc. (the “Company”), preliminary copies of a letter to stockholders, a Notice of Special Meeting, a proxy statement (herein so called) and a form of proxy, all to be furnished to the holders of the Company’s common stock in connection with a Special Meeting of Stockholders.

At this Special Meeting, the holders of the Company’s common stock will be asked to approve the Agreement and Plan of Merger, dated May 5, 2014, by and among the Company, Green Bancorp, Inc., and Searchlight Merger Sub Corp., and the transactions contemplated thereby, and such other matters set forth in the Notice of Special Meeting.

The enclosed proxy materials constitute “preliminary copies” within the meaning of Rule 14a-6(a) promulgated under the 1934 Act.

The Company has also wired the requisite filing fee in the amount of $6,329.85 to the Commission’s account.

The Company desires to mail the definitive proxy materials to its stockholders as soon as practicable. Therefore, we respectfully request that the Company receive comments with respect to the enclosed materials at the earliest convenience to the staff of the Commission, and if at all possible, on or before June 27, 2014.

Securities and Exchange Commission

May 30, 2014

Should any member of the staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (214) 651-5587 or scott.wallace@haynesboone.com. Also available for questions is Jennifer Wisinski at (214) 651-5330 or jennifer.wisinski@haynesboone.com.

Very truly yours,

/s/ W. Scott Wallace

W. Scott Wallace

(214) 651-5587

scott.wallace@haynesboone.com

Enclosures